June 14, 2006

Humphrey Polanen, Chief Executive Officer
Sand Hill IT Security Acquisition Corp.
3000 Sand Hill Road
Building 1, Suite 240
Menlo Park, CA 94025

>   **Re: Sand Hill IT Security Acquisition Corp.**
>   **Amendment No. 3 to Registration Statement on**
>   **Form S-4**
>   **Filed June 2, 2006**
>   **File No. 333-130412**

Dear Mr. Polanen,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please ensure that the marked version of your S-4 filed on EDGAR is accurate. There are several locations where changed items were not marked. For instance, you revised the second question on page 8 and the options disclosure on page 135, yet such changes were not marked. In order to facilitate our review, please ensure that marked versions filed on EDGAR are accurate.

2. Please make it clear throughout the prospectus that the shareholders are voting on the agreement and plan of merger, as amended. For example, see the disclosure in the letter to stockholders.

3. We note that one of the proposals is to vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes to approve the merger. Please disclose the impact of this proposal with the requirement that the merger be completed by a specific date, i.e. July 27, 2006.

Interests of Sand Hill Directors and Officers in the Merger, page 19

4. Please explain the terms of the loans by the affiliated entities. State the interest rate and the due date. Explain the statement that it is "unlikely" these amounts will be repaid if the company is forced to liquidate. Please state whether these entities have agreed to waive any claim against the trust.

5. Please state the interest rate on the bridge loans provided by the Broomfield Family Trust. Also, we note the issuance of warrants as part of the bridge loan. Please disclose the exemption relied upon in this private placement and the facts supporting your reliance upon the exemption. Also, please explain how the exercise price will be determined. Is the market price that of the merged entity? Lastly, please explain the security that was used to secure the promissory notes.

Sand Hill and St. Bernard Selected Historical Financial Data, pages 26 and 27

6. Please revise your statements of operations data to include the comparable interim period (in this case March 31, 2005) as required by Item 301 of Regulation S-K.

Comparative Per Share Information, page 30

7. Please revise to include the interim period ending March 31, 2006 historical per share information (net loss per share and book value per share) for St. Bernard and Sand Hill.

Risk Factors, page 32

8. We note your response to comment 10 of our letter dated May 17, 2006. You disclose that St. Bernard has a history of "intermittent losses" and has not been profitable on a "consistent basis." Your revision implies that there are intermittent periods where you do not have losses and that you have achieved profits, but just not consistently. If that is indeed the implication you intended, please revise to substantiate. Additionally, the risk factors section is intended to convey risks to the company. Please revise to remove the beneficial statement that you believe St. Bernard will be profitable. We note similar disclosure on page 55.

Sand Hill Reasons for the Merger, page 51

9. We note the additional disclosure on page 51 concerning the decline in the EV/S multiples and slowdown in growth of revenues in the first quarter in 2006. Please revise to elaborate on the slowdown in growth of revenues and decline in multiples and how that relates to the value of St. Bernard. For instance, how does a 22 percent decline in the public sample's EV/S impact St. Bernard's value? Also, quantify the change in the growth rate of St. Bernard's billings and revenues that occurred in the noted first quarter. Explain how those two factors are adequately remedied by the withholding of 15.6 percent of the merger consideration.

10. We note the additional disclosure that St. Bernard has a "superior business model." Please revise to explain this statement and clarify the companies in which St. Bernard is considered superior to.

Due Diligence and Valuation, page 55

11. We note the disclosure on page 56 that after taking into account the recent decrease in industry averages, St. Bernard has a private company value of approximately $58 million. In response to comment 18, you assert that the price paid by Ai-Investments is indicative of the value investors place on private companies. Based on the sale of shares to Ai-Investments, the private value of the company appears to have been worth substantially less than the disclosed approximation of $58 million. Please revise to reconcile your disclosure.

12. We note the additional language on page 57 in response to comment 21 of our letter dated May 17, 2006. We also note that of the 12 comparable companies listed on page 57, only four had losses and those four have EV/Sales ratios that range from 1.1 to 2.3, with a mean of 1.65. The profitable companies have EV/Sales ratios that range from 2.83 to 6.13, with a mean of 3.99. There appears to be a disparity between the ratios of profitable companies and those with losses. As such, it is still not clear how inclusion of the profitable companies is reasonable and does not cause an overstatement in the estimated value ranges of St. Bernard. Please revise to fully explain.

13. We note that in the "expected case forecast" revenue growth is projected at 22 percent in 2006 and increases each year. Please revise to clarify if this is consistent with the actual recent financial year to year changes St. Bernard has experienced. Specifically, clarify if it is consistent with the changes from 2003 through the first quarter of 2006. If not, explain why the expected numbers are reasonable.

14. Given the first quarter 2006 results, discuss any revisions to the DCF value.

15. We note the fiscal year 2005 revenue estimates were above the actual results. Discuss the impact this has on the valuation.

16. In discussing the historical revenue growth of St. Bernard, discuss the 2005 results and the first quarter of 2006.

Material United States Federal Income Tax Consequences of the Merger, page 64

17. We reissue comment 29 of our letter dated May 17, 2006. Please file a validly executed tax opinion.

Legal Proceedings, page 95

18. We reissue prior comment 30 of our letter dated May 17, 2006. Describe the facts underlying the proceeding. Also, if the claim were to be successful, discuss the impact this would have on your business, if known.

Management's Discussion and Analysis of Financial Condition and Results of Operations of St. Bernard, page 99

19. We reissue prior comment 31 of our letter dated May 17, 2006. We note that the agreement with BorderWare provides for payments only for products sold using the intellectual property licensed to the company. Please explain whether any of your products sold use this intellectual property. If so, please disclose the amount and percent of sales of the products sold using this intellectual property. Explain why this relationship is not material to your operations. If it is material, please file the license agreement as an exhibit. We may have further comment.

Liquidation if No Business Combination, page 118

20. We note that there is no assurance that Mr. Polanen would be able to satisfy his obligation to pay the debts of the company should you liquidate. We also note that you expect to have a liability of approximately $400,000 at the closing of the merger, of which $245,000 is currently subject to waiver agreements by creditors. Please revise to discuss the efforts made to ensure that Mr. Polanen will be able to satisfy his obligations to cover all liabilities in excess of the proceeds not placed in the trust account.

21. We note the additional language in response to comment one of our letter dated May 17, 2006. It appears that the potential applicability of the DGCL presents risks that were not discussed or contemplated during your IPO. Please revise to include a risk factor to discuss the risk associated with the applicability of Sections 280 and 281 of the DGCL.

22. Please revise to clarify when a liquidation would occur allowing your shareholders to receive their funds based on the applicability of Sections 280 and

281 of the DGCL. Discuss the timing of the liquidation of the trust as it relates to the dissolution of the company.

23. Explain how the costs associated with dissolution will be paid, in particular the costs associated with the filing of the proxy that would appear to be required for the shareholder vote.

24. Add a risk factor relating to potential claims by any third parties against the trust that may arise if the company does not complete the business combination.

25. Clarify those potential creditor claims that have not executed a waiver. Also provide us with those claims for which you have obtained a waiver.

26. We note the statement that Mr. Polanen will be personally liable to pay debts and obligations "to vendors and other entities." Clarify the use of the term "other entities." Is Mr. Polanen liable for all of the liabilities if a business combination is not completed? If not, clarify those claims that are not covered by the indemnification agreement.

Directors and Management of the Combined Company Following the Merger, page 131

27. We note your response to comment 32 of our letter dated May 17, 2006. We reissue the comment as you make reference to activities that are beyond five years that is not complete. Either remove such references or revise to elaborate on such disclosure.

28. Disclose the business of C.E. Unterberg, Towbin and SprayCool.

29. Please explain the statement that Mr. Pyan is a security consultant and corporate director since June 2003. Has he been a consultant or corporate director of St. Bernard during this time period?

30. We note the statement that the board of directors after the business combination will determine the compensation of the executive officers. If there are any understandings regarding compensation, formal of informal, please disclose.

Sand Hill IT Security Acquisition Corp. Financial Statements

General

31. We noted your response to our verbal comment on dated June 8, 2006; however, your conclusion does not appear consistent with the accounting principles set forth in EITF 00-19. In your response you state, "Net cash settlement is not provided for" in relation to the warrants. Paragraph 17 of EITF 00-19 states (a) if the warrants require physical or net share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement

would be permitted or required and (b) the contract requires physical or net-share settlement by delivery of registered shares and <u>does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares,</u> then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Accordingly, the warrants must be classified as a liability because share settlement is not within the company's control. Please advise or revise.

32. Tell us whether you intend to restate your financial statements to classify the warrants as liabilities and to subsequently adjust the warrants to fair value for all periods from the initial public offering date through March 31, 2006. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. We may have additional comments after reviewing your response.

33. Consider whether additional disclosure in MD&A is required for the accounting treatment for the warrants, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Undertakings

34. Please provide the undertakings required by Item 512(a)(4) and Item 512(g) of Regulation S-B.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or Pamela Howell, who supervised the review of your filing, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

Cc: Gregory Schmitt
        Fax: 214-855-4300